SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                     AMERICA FIRST APARTMENT INVESTORS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    02363X104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                           Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
    Boston, Massachusetts 02114                             (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 02363X104                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No.  34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     553,801
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            553,801
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      553,801 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02363X104                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Union REIT, L.P.
      I.R.S. I.D. No.  20-1457531
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     553,801
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            553,801
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      553,801 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer.

      This statement on Schedule 13D relates to common shares of stock, par value $.01 per share ("Shares") of America First Apartment Investors, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1004 Farnam Street, Suite 100 Omaha, Nebraska 68102.

      Item 2. Identity and Background.

      (a) This statement is being filed by First Union Real Estate Equity and Mortgage Investments, an Ohio trust, and its wholly-owned operating partnership, First Union REIT, L.P., a Delaware limited partnership (collectively, "First Union").

      (b) The principal business address of First Union is 7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

      (c) The principal business of First Union is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property.

      (d) and (e) During the last five years, First Union has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Not applicable

      Item 3. Source and Amount of Funds of Other Consideration.

      First Union purchased the 553,801 Shares owned by it at the close of business on October 6, 2005 for an aggregate purchase price of $6,627,796. The source of funds to acquire the 553,801 Shares was provided from the working capital of First Union.

      Item 4. Purpose of Transaction.

      First Union acquired the Shares reported herein with a view to making a profit on its investment. In light of its investment objectives, First Union intends to consider appropriate methods of maximizing the value of the Shares and shareholder value in general including, without limitation, potential strategic transactions with the Issuer.

      Item 5. Interest of Securities of the Issuer.

      (a) At the close of business on October 6, 2005, First Union directly owned 553,801 Shares representing 5.27% of the total outstanding Shares. The foregoing is based upon 10,510,558 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2005

      (b) First Union has the sole power to vote and dispose of 553,801 Shares owned by First Union.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union. All such transactions were purchases effected by First Union on the open market.

            Date                     Number of Shares            Price Per Share
            ----                     ----------------            ---------------
      September 6, 2005                    2,095                     $12.23
      September 7, 2005                      700                     $12.25
      September 12, 2005                   2,600                     $12.45
      September 13, 2005                   5,000                     $12.50
      September 15, 2005                   1,900                     $12.40
      September 20, 2005                     300                     $12.85
      September 21, 2005                   2,700                     $12.84
      September 22, 2005                   1,290                     $12.71
      September 23, 2005                   3,809                     $12.75
      September 27, 2005                   7,026                     $12.73
      September 28, 2005                  15,764                     $12.30
      September 29, 2005                   6,277                     $12.19
      September 30, 2005                   2,044                     $12.39
      October 5, 2005                      3,600                     $12.60
      October 6, 2005                     11,859                     $12.63

      (d) Not applicable

      (e) Not applicable

      Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships among First Union and between First Union and any persons with respect to any securities of the Issuer.

      Item 7. Materials to be Filed as Exhibits.

      None

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 6th day of October, 2005.


                                              FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS

                                              By: /s/ Peter Braverman
                                                  -------------------------
                                                  Peter Braverman
                                                  President


                                              FIRST UNION REIT, L.P.

                                              By: First Union Real Estate Equity
                                                  and Mortgage Investments

                                                  By: /s/ Peter Braverman
                                                      -------------------------
                                                      Peter Braverman
                                                      President